

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 6010

November 6, 2008

Ms. Katherine L. Wolf
Chief Financial Officer
Vision-Sciences, Inc.
40 Ramland Road South
Orangeburg, New York 10962

> **RE:** **Vision-Sciences, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2008**
> **File No. 0-20970**

Dear Ms. Wolf:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief